Martin Midstream Partners L.P.

4200 B Stone Road

Kilgore, Texas 75662

December 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Brian Soares, Special Counsel

 Perry Hindin, Special Counsel

Re:	Martin Midstream Partners L.P.

DEFA14A filed December 2, 2024

File No. 000-50056

Dear Mr. Soares and Mr. Hindin:

This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership,” “we,” “our” and “us”) to the comment set forth in the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 3, 2024 (the “Comment Letter”) relating to the above-referenced DEFA14A (the “DEFA14A”).

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Partnership with respect thereto.

DEFA14A filed December 2, 2024

General

1.

Refer to your statement in the Unitholder Letter that “[d]uring the review, the Conflicts Committee met with Nut Tree and Caspian on several occasions and took into account their proposals.” In your response letter and in future filings, please reconcile this statement with the disclosure in your definitive proxy statement indicating that the Conflicts Committee had its financial advisor, Houlihan Lokey, meet with representatives of Nut Tree and Caspian on July 1, 2024, and that on July 22 and 24, Houlihan Lokey, at the direction of and on behalf of the Conflict Committee, communicated with Nut Tree and Caspian via email. Alternatively, please expand the disclosure in your definitive proxy statement to describe the “several occasions” on which the Conflicts Committee met with Nut Tree and Caspian.

Response: The Partnership acknowledges the Staff’s comment. The Partnership respectfully advises the Staff that while the Conflicts Committee did not meet directly with Nut Tree and Caspian, representatives of Houlihan Lokey, on behalf of the Conflicts Committee, participated in a meeting with Nut Tree and Caspian on July 1, 2024 and corresponded with Nut Tree and Caspian on July 22, 2024 and July 24, 2024 regarding Nut Tree and Caspian’s proposals, as detailed in the Definitive Proxy Statement. In future filings, the Partnership will provide the following revised disclosure: “During this review, the Conflicts Committee’s financial advisor, on behalf of the Conflicts Committee, met and communicated with Nut Tree and Caspian regarding their proposals, and the Conflicts Committee took those proposals into account.” In addition, the Partnership will correct the Unitholder Letter and refile that as definitive additional materials.

* * *

We appreciate your attention to this matter and hope the foregoing answer is responsive to your comment. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Preston Bernhisel of Baker Botts L.L.P. at (214) 953-6783.

Very truly yours,

Martin Midstream Partners L.P.

By:	/s/ Robert D. Bondurant
Name: Robert D. Bondurant
Title: President and Chief Executive Officer

cc:	Sharon L. Taylor, Martin Midstream Partners L.P.

Chris H. Booth, Martin Midstream Partners L.P.

Preston Bernhisel, Baker Botts L.L.P.

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